

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 25, 2009

Mr. Mac McConnell
Senior Vice President and Chief Financial Officer
DXP Enterprises, Inc.
7272 Pinemont
Houston, TX  77040

> **RE:    Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **Schedule 14A filed on April 29, 2009**
> **File No. 0-21513**

Dear Mr. McConnell:

We have reviewed these filings and have the following comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11</u>

<u>Liquidity and Capital Resources, page 14</u>

1. Your debt includes covenants that are restrictive, and/or require that you satisfy certain financial ratios. We note that you were in compliance with all of your debt covenants at December 31, 2008.  In future filings if it ever becomes reasonably likely that you will not comply with any significant covenant, please provide comprehensive disclosures about the requirements, including disclosing the

ratios/actual amounts versus minimum/maximum ratio amounts permitted under any and all material borrowings. We note that actual information was provided for the leverage ratio, but not the Fixed Charge Coverage ratio. It may also be necessary to  show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Discussion of Critical Accounting Policies, page 17

2.  You indicate that you are self insured for insurance and medical claims.  Given that you consider the accounting for these accruals to be a critical accounting policy, please disclose in future filings your excess loss limits associated with each risk you are self-insured for.  Please also disclose each risk for which you do not have excess loss limits.  Please also quantify the dollar amount of your self insurance accruals for each period presented.  Please show us in your supplemental response what the revisions will look like.

Goodwill and Long-lived Asset Recovery, page 32

3.  You have a significant amount of long-lived assets, goodwill and intangibles assets, and you have recognized your accounting for these assets as a critical policy.  In the interest of providing readers with a better insight into management's judgments in accounting for goodwill and long-lived assets, please consider disclosing the following in future filings:
    *   The reporting unit level at which you test goodwill for impairment and your basis for that determination;
    *   Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
    *   How you weight each of the methods used including the basis for that weighting (if multiple approaches are used);
    *   A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
    *   How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

In particular:

- Explain how you identified reporting units
- Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units
- Disclose significant assumptions, if applicable
  - Use of an income based or market based approach
  - Cash flows
  - Growth rates
  - Discount rates
  - Use of a weighted average cost of capital or a cost of equity method
  - Risk applications
  - Control Premiums

Item 8 – Financial Statements and Supplementary Data, page 20

General

4.  We note your presentation of comprehensive income on page 45.  Paragraph 22 of SFAS 130 requires a statement of comprehensive income that is displayed with the same prominence as your other financial statements.  As such, please present your statement of comprehensive income within (1) your statement of operations, (2) your statement of equity, or (3) as a separate financial statement.  Please revise in future filings accordingly.

Report of Independent Registered Public Accounting Firm on Financial Statements, page 21

5.  Your auditors indicate in their report that their audits were conducted in accordance with "auditing" standards of the Public Company Accounting Oversight Board (United States).  Please confirm to us in your supplemental response that your auditors conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1.  See also SEC Release 33-8422, Commission Guidance Regarding the Public Company Accounting Oversight Board's Auditing and Related Professional Practice Standard No. 1.  If the audits were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), please have your auditors revise their audit opinions in future filings to indicate that fact.

Note 1 – Organization and Significant Accounting Policies, page 28

General

6.  Please disclose in future filings the types of expenses that you include in the cost
    of sales line item and the types of expenses that you include in the selling, general
    and administrative expenses line item.  Please also disclose whether you include
    inbound freight charges, purchasing and receiving costs, inspection costs,
    warehousing costs, internal transfer costs, and the other costs of your distribution
    network in the cost of sales line item.  With the exception of warehousing costs, if
    you currently exclude a portion of these costs from cost of sales, please disclose:
    •   in a footnote the line items that these excluded costs are included in and the
        amounts included in each line item for each period presented, and
    •   in MD&A that your gross margins may not be comparable to those of other
        entities, since some entities include all of the costs related to their distribution
        network in cost of sales and others like you exclude a portion of them from
        gross margin, including them instead in a line item, such as selling, general
        and administrative expenses.

7.  Please disclose in future filings the line item(s) in which you include depreciation
    and amortization.  If you do not allocate a portion of your depreciation and
    amortization to cost of sales, please also revise your presentation to comply with
    SAB Topic 11:B, which would include revising the cost of sales title and
    removing the gross profit subtotal throughout the filing.

Note 13 – Fair Value of Financial Instruments, page 44

8.  If material in the future, please enhance your disclosure in future filings to
    provide a reconciliation of the beginning and ending balances of your fair value
    measurements using significant unobservable inputs in accordance with paragraph
    32(c) of SFAS 157.  Please also present the disclosures required by paragraphs
    32(d) and (e) of SFAS 157, as applicable.

Note 16 – Quarterly Financial Information (Unaudited), page 46

9.  Please present in future filings your basic earnings per share for each quarter
    presented.  See Item 302 of Regulation S-K.

Item 9A – Controls and Procedures, page 47

10. Please amend your filing to include an attestation report on internal control over
    financial reporting from your independent auditors that clearly states their opinion
    on the effectiveness of internal control over financial reporting in accordance with

Rule 2-02(f) of Regulation S-X.  We don't believe that the timing in which management completed their assessment or provided any documentation to the accountants should impact the ability of the independent auditors to express an opinion on the effectiveness of the Company's internal control over financial reporting in accordance with PCAOB Auditing Standard No. 5.

Item 15 – Exhibits, Financial Statement Schedules, page 49

11. It appears that the audit report on the financial statement schedule listed in the index appearing under Item 15(2) is not signed.  Please file an amendment to correct this.  Please include new certifications that are currently dated in your amended Form 10-K.

12. Pursuant to Item 601(b)(2) of Regulation S-K, in future filings, please file asset purchase agreements and similar agreements as number (2) exhibits.

13. We note that you have not filed all of the exhibits and the schedules to the Credit Agreement dated August 28, 2008 (Exhibit 10.24).  Please advise.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 6 - Exhibits

Exhibit 32.1 – Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14. Please amend your filing and refile exhibit 32.1 certification with the correct dates.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED ON APRIL 29, 2009

Compensation Discussion and Analysis, page 9

Incentive Cash Bonuses, page 10

15. Please disclose the "appropriate formula" for purposes of the incentive bonus plan.  Further, please disclose the percentage of the pre-tax income payable as a bonus to the named executives other the CEO.  Please also discuss whether the bonus was paid monthly during fiscal year 2008, and how you calculated and determined the ultimate bonus amount payable to each named executive (the amounts disclosed in the summary compensation table).

Equity-Based Compensation, page 10

16. Please explain value the award of 9,680 shares of restricted stock to Mr. Little represented on the grant date, as well as what the level of sales and net income increase was at the time of the award.  Please confirm that the determination of the award amount for growth between 10%-20% is made on a straight line, or otherwise disclose how that determination is made.

17. Please expand the disclosure regarding the equity awards made to the named executives to discuss in detail the factors the compensation committee considered in determining the specific levels of this component of your compensation program.  Please understand that discussion of the various items of corporate and individual performance that were considered by the compensation committee must be accompanied by a complete qualitative and quantitative discussion of how the committee determined to award each specific element of the equity-based compensation in 2008.  For each named executive state the factors that were considered in deriving each component of the equity-based compensation and provide substantive analysis and insight into why the compensation committee determined that the levels of compensation were appropriate in light of the factors considered.

Grants of Plan-Based Awards, page 16

18. Please tell us why you have not disclosed any values in the Grants of Plan-Based Awards table as required by Item 402(d) of Regulation S-K.  As disclosed in the summary compensation table, payment of incentive cash bonuses under the Executive Plan would warrant disclosure here.  Please advise, or otherwise include appropriate disclosure in future filings.

\*   \*   \*   \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant